Exhibit 99.1

September 25, 2025

TO THE SHAREHOLDERS OF SEANERGY MARITIME HOLDINGS CORP.

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities, primarily iron ore, bauxite and coal. Our twenty-vessel fleet consists of eighteen modern-design Capesize vessels and two Newcastlemax vessels with a total transportation capacity of 3,633,861 deadweight tons. We are a prominent pure-play Capesize shipping company listed in the U.S. capital markets.

Since our 2024 Annual General Meeting, we have navigated a challenging environment of inflation, slow growth, and geopolitical uncertainty with resilience and discipline, while continuing to deliver for our shareholders. We expanded and modernized our fleet, with the addition of two high-quality Japanese-built vessels, while preserving a modest loan-to-value ratio. After reporting record net revenues of $167.5 million and profitability of $43.5 million in 2024, during the first quarter of 2025, we were faced with the typical seasonal slowdown in dry bulk trade. However, in Q2 2025, we returned to profitability, reporting Net Revenues of $37.5 million and Net Income of $2.9 million, supported by strategic market positioning, disciplined hedging, and a strong balance sheet.

Across both quarters, we upheld our shareholder-friendly dividend policy, declaring our 14th and 15th consecutive quarterly dividends and bringing aggregate cash dividends to $2.31 per share, or $44.2 million to date. Moreover, we outperformed the Baltic Capesize Index by 3% and 6%, respectively in Q1 and Q2, underscoring our commitment to operational excellence, energy efficiency, and sustainable, shareholder-focused growth.

It is our pleasure to invite you to the 2025 Annual Meeting of the shareholders of Seanergy Maritime Holdings Corp., which will be held at our executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece, on October 30, 2025 at 6:00 p.m. local time.

At the meeting, our shareholders will consider and vote upon proposals to re-elect Messrs. Stamatios Tsantanis and Elias Culucundis as Class A Directors, ratify the appointment of our independent auditors, Deloitte Certified Public Accountants S.A., for the fiscal year ending December 31, 2025, and consider any other business properly brought before the meeting. These proposals are described in detail in the proxy materials.

As in prior years, the Company is using the internet as its primary means for distributing proxy materials to shareholders. Unless you have requested otherwise, paper copies of our proxy materials will not be mailed. Instead, we have mailed the enclosed notice containing instructions for accessing the materials online, voting via the internet or telephone, and, if desired, obtaining printed copies. The notice also provides instructions for consenting to receive future proxy materials electronically saving both cost and reducing the environmental impact.

You are cordially invited to participate – either in person or via the internet, by telephone or, if you receive a paper proxy card in the mail, by mailing the completed proxy card. Even if you vote by proxy before the meeting, you may still attend the meeting and vote your shares in person.

Your vote is very important to us. Please review the proxy materials and submit your vote promptly to ensure representation at the meeting.

Your confidence enables us to consistently deliver value to our shareholders, while positioning Seanergy for long-term growth. On behalf of our management and Board of Directors, we thank you for your continued support.

Very truly yours,

Stamatios Tsantanis
Chairman & Chief Executive Officer

154 Vouliagmenis Avenue, 16674 Glyfada, Greece
Tel: +30 2130181507– e-mail: info@seanergy.gr – www.seanergymaritime.com

SEANERGY MARITIME HOLDINGS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

September 25, 2025

NOTICE IS HEREBY given that the Annual Meeting of Shareholders of Seanergy Maritime Holdings Corp. (the “Company”) will be held on October 30, 2025 at 6:00 p.m. local time, at the Company’s executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece (the “Meeting”) for the following purposes which are more completely set forth in the accompanying proxy statement for the Meeting (the “Proxy Statement”):

1.	To elect two (2) Class A Directors, Mr. Stamatios Tsantanis and Mr. Elias Culucundis, to serve until the 2028 Annual Meeting of Shareholders (“Proposal 1”);

2.	To ratify the appointment of Deloitte Certified Public Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2025 (“Proposal 2”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of directors of the Company (the “Board”) recommends that you vote FOR each of Proposal One and Proposal Two.

This notice is being made available to holders of shares of common stock and holders of Series B preferred shares of the Company entitled to vote at the Meeting (collectively, the “Shareholders”) beginning on or about September 25, 2025.

Adoption of Proposal 1 requires the affirmative vote of a plurality of the votes cast at the Meeting. Adoption of Proposal 2 requires the affirmative vote of a majority of the votes cast at the Meeting by Shareholders entitled to vote thereon.

The Board has fixed the close of business on September 16, 2025 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof. All Shareholders must present a form of personal official government-issued photo identification in order to be admitted to the Meeting. In addition, if your shares of the Company’s common stock are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such shares as of September 16, 2025.

If you attend the Meeting, you may vote your shares in person, even if you have previously voted by proxy. If your shares of the Company’s common stock are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Holders of shares of common stock should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED IN THIS NOTICE. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN ACCORDANCE WITH THE BOARD’S RECOMMENDATIONS PRESENTED IN THE PROXY STATEMENT AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

BY ORDER OF THE BOARD OF DIRECTORS

Stamatios Tsantanis
Chairman & Chief Executive Officer

September 25, 2025
Glyfada, Greece

SEANERGY MARITIME HOLDINGS CORP.

154 VOULIAGMENIS AVENUE
16674 GLYFADA
GREECE

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 30, 2025

TABLE OF CONTENTS

INFORMATION CONCERNING SOLICITATION AND VOTING	1
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING	2
DIRECTORS AND EXECUTIVE OFFICERS	5
BOARD PRACTICES	7
PROPOSAL 1 - ELECTION OF DIRECTORS	8
PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS	10
OTHER MATTERS	11

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the “Company”, “Seanergy”, “we” or “our”), for use at the Annual Meeting of Shareholders to be held at the Company’s executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece on October 30, 2025 at 6:00 p.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy were made available to holders of shares of common stock and holders of Series B preferred shares of the Company entitled to vote at the Meeting (collectively, the “Shareholders”) beginning on or about September 25, 2025.

VOTING RIGHTS AND OUTSTANDING SHARES

On September 16, 2025 (the “Record Date”), the Company had issued and outstanding 21,114,098 shares of common stock, par value $0.0001 per share (the “Common Shares”) and 20,000 Series B preferred shares, par value $0.0001 per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held and 25,000 votes for each Preferred Share then held provided that no holder of Preferred Shares may exercise voting rights pursuant to such Preferred Shares that would result in the aggregate voting power of any beneficial owner of such Preferred Shares and its affiliates (whether pursuant to ownership of Preferred Shares, Common Shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders. All issued and outstanding Preferred Shares are held by our Chairman and Chief Executive Officer, Stamatios Tsantanis, and as a result Mr. Tsantanis will control 49.99% of the votes eligible to be cast on the proposals considered at the Meeting.

All Shareholders must present a form of personal official government-issued photo identification in order to be admitted to the Meeting. In addition, if your Common Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such shares on September 16, 2025.

One or more Shareholders present in person or by proxy at the Meeting, representing one-third of the capital stock of the Company issued and outstanding and entitled to vote thereat, shall constitute a quorum for the purposes of the Meeting. The Shares represented by proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted “FOR” the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the Nasdaq Capital Market under the symbol “SHIP”.

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing at the Company’s executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your Common Shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Holders of Common Shares should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING

Why am I receiving these proxy materials?

The proxy materials include our Notice of Annual Meeting of Shareholders, the accompanying letter from our Chairman and Chief Executive Officer, this Proxy Statement (the “Proxy Statement”) and our 2024 Annual Report on Form 20-F (the “Annual Report”). If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instructions form for the Meeting. The Board has made these materials available to you in connection with the solicitation of proxies by the Board. The proxies will be used at the Meeting or any adjournment or postponement thereof. We made these materials available to Shareholders beginning on or about September 25, 2025.

Our Shareholders are invited to attend the Meeting and vote on the proposals described in this Proxy Statement. However, you do not need to attend the Meeting to vote your Shares. Instead, you may vote by completing, signing, dating and returning a proxy card or by executing a proxy via the internet or by telephone.

What am I voting on and what does the Board recommend for each?

You will be voting on each of the following:

Proposal		Unanimous Recommendation of the Board
1.	Company proposal to elect two Class A Directors, Mr. Stamatios Tsantanis and Mr. Elias Culucundis, to serve until the 2028 Annual Meeting of Shareholders (“Proposal 1”).	FOR both Board nominees, Mr. Stamatios Tsantanis and Mr. Elias Culucundis.
2.	Company proposal to ratify the appointment of Deloitte Certified Public Accountants S.A. as the independent auditors of the Company for the fiscal year ending December 31, 2025 (“Proposal 2”).	FOR this proposal.

As of the date of this Proxy Statement, the Board knows of no other matters that will be brought before the Meeting. If you return your signed and completed proxy card or vote by telephone or over the internet and other matters are properly presented at the Meeting for consideration, the persons appointed as proxies will have the discretion to vote for you.

What vote is required to adopt each of the proposals?

Adoption of Proposal 1 requires the affirmative vote of a plurality of the votes cast at the Meeting. This means that the two nominees receiving the highest number of “FOR” votes will be elected as Class A directors. Abstentions and “broker non-votes” (shares held by a broker or nominee that does not have discretionary authority to vote on a particular matter and has not received voting instructions from its client) will not affect the vote on Proposal 1.

Adoption of Proposal 2 requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of Shares entitled to vote thereon. Abstentions and “broker non-votes” will not affect the vote on Proposal 2.

Who can vote?

Only Shareholders of record at the close of business on the Record Date may vote, either in person or by proxy, at the Meeting. On the Record Date, we had 21,114,098 Common Shares issued and outstanding and 20,000 Preferred Shares issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held on the Record Date. Holders of Preferred Shares are entitled to 25,000 votes for each Preferred Share held on the Record Date, provided that no holder of Preferred Shares may exercise voting rights pursuant to such Preferred Shares that would result in the aggregate voting power of any beneficial owner of such Preferred Shares and its affiliates (whether pursuant to ownership of Preferred Shares, Common Shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders. All issued and outstanding Preferred Shares are held by our Chairman and Chief Executive Officer, Stamatios Tsantanis, and as a result Mr. Tsantanis will control 49.99% of the votes eligible to be cast on the proposals considered at the Meeting.

How do I know if I am a beneficial owner of shares?

If your shares are held in an account at a brokerage firm, bank, broker-dealer, trust, or other similar organization, you are considered the beneficial owner of shares held in “street name” and the Notice was forwarded to you by that organization. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. Those instructions are contained in a “voting instructions form.”

How do I vote?

You may vote using one of the following methods:

•
Over the internet. If you have access to the internet, we encourage you to vote in this manner. Refer to your proxy card or voting instruction form for instructions on voting via the internet and carefully follow the directions.

•
By telephone. You may vote by telephone by calling the toll-free number referenced on the proxy card or voting instruction form and following the recorded instructions. Refer to the proxy card for validation information.

•
By mail. For those Shareholders who request to receive a paper proxy card or voting instruction form in the mail, you may complete, sign and return the proxy card or voting instructions form by mail using the post-paid envelope provided.

•
In person at the Meeting. All Shareholders of record on the Record Date, which is the close of business on September 16, 2025, may vote in person at the Meeting. If you are a beneficial owner of shares (i.e., your shares are held in “street name” in an account at a brokerage firm, bank, broker dealer or similar organization), you must obtain a legal proxy from such account holding organization and present it with your ballot to be able to vote at the Meeting. Even if you plan to be present at the Meeting, we encourage you to vote your Shares prior to the Meeting date via the internet, by telephone or by mail in order to record your vote promptly, as we believe voting this way is more convenient.

If you have any questions or need assistance in voting, please contact our proxy solicitor, MacKenzie Partners, by phone at +1-800-322-2885 (toll-free), +1-212-929-5500 (toll), or by email at Seanergy@mackenziepartners.com. Instructions for voting via the internet, by telephone or by mail are also set forth on the proxy card or voting instructions form. Please follow the directions on these materials carefully.

Can I change my mind after I vote?

You may change your vote at any time before the polls close at the Meeting. You may do this by using one of the following methods:

•	voting again by telephone or over the internet by 11:59 PM Eastern Time on October 29, 2025;

•	giving timely written notice to the Secretary of our Company;

•	delivering a timely later-dated proxy; or

•	voting in person at the Meeting.

If you hold Common Shares through a broker, bank or other nominee, you may revoke any prior voting instructions by contacting that firm or by voting in person via legal proxy at the Meeting.

How many votes must be present to hold the Meeting?

In order for us to conduct the Meeting, the Shareholders representing at least one-third of the votes eligible to be cast by shares issued and outstanding and entitled to vote at the Meeting as of the Record Date must be present at the Meeting in person or by proxy. This is referred to as a quorum. Abstentions and broker “non-votes” are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Meeting. Your shares will be counted as present at the Meeting if you do one of the following:

•	vote via the internet or by telephone;

•	return a properly executed proxy by mail (even if you do not provide voting instructions); or

•	attend the Meeting and vote in person.

Even if a quorum is not present at the Meeting, a majority of the total number of votes represented by those Shares present, in person or by proxy, at the Annual Meeting will have the power to adjourn the meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned meeting will be required to permit further solicitation of proxies, other than an announcement at the Meeting, unless a new record date for the Meeting is set.

What if I return my proxy but do not provide voting instructions?

If you hold your Shares directly in your own name, and you sign and return your proxy card, or vote by telephone or over the internet, but do not include voting instructions, your proxy will be voted as the Board unanimously recommends on each proposal.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the names, ages and positions of our current directors and executive officers. Members of the Board are elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of the Board and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece.

Name	Age	Position	Director Class
Stamatios Tsantanis	53	Chairman, Chief Executive Officer & Director	A (term expires in 2025)
Stavros Gyftakis	46	Chief Financial Officer
Christina Anagnostara	54	Director*	B (term expires in 2026)
Elias Culucundis	82	Director*	A (term expires in 2025)
Dimitrios Anagnostopoulos	78	Director*	C (term expires in 2027)
Ioannis Kartsonas	53	Director*	C (term expires in 2027)

*Independent Director

Biographical information with respect to each of our directors and our executive officer is set forth below.

Stamatios Tsantanis has been a member of our board of directors and our Chief Executive Officer since October 1, 2012. Under his leadership, the Company has grown into a prominent Capesize dry bulk company with a cargo carrying capacity of approximately 3.6 million dwt. In addition, Mr. Tsantanis has been the Chairman of our board of directors since October 1, 2013 and also served as our Interim Chief Financial Officer from November 1, 2013 until October 2, 2018. Mr. Tsantanis is also the founder, Chairman, Chief Executive Officer and a member of the board of directors of United, an international shipping company with a cargo carrying capacity of approximately 0.4 million dwt. Mr. Tsantanis has been actively involved in the shipping and finance industry since 1998 and has held senior management positions in prominent private and public shipping companies, as well as financial institutions. He holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. Mr. Tsantanis also serves in the board of directors of Breakwave Advisors LLC, the Commodity Trading Advisor (CTA) for the Breakwave Dry Bulk Shipping ETF (NYSE: BDRY) and the Breakwave Tanker Shipping ETF (NYSE: BWET) and is a fellow of the Institute of Chartered Shipbrokers. Mr. Tsantanis is a frequent speaker at major shipping conferences worldwide and also a regular guest lecturer at leading international academic institutions in the maritime sector.

Stavros Gyftakis has served as our Chief Financial Officer since 2018, previously served as Finance Director since November 2017 and he has been instrumental in the Company’s capital raising, debt financing and refinancing activities since 2017. Mr. Gyftakis is also the Chief Financial Officer and a director in the board of directors of United. He has more than 19 years of experience in banking and corporate finance with focus on the shipping sector. Mr. Gyftakis has held key positions across a broad shipping finance spectrum, including asset backed lending, debt and corporate restructurings, risk management, financial leasing and loan syndications. Before joining the Company, he was a Senior Vice President in the Greek shipping finance desk at DVB Bank SE. Mr. Gyftakis received his Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) in London with Distinction and holds a Master of Science (MSc) in Business Mathematics, awarded with Honors, from the Athens University of Economics and Business and a Bachelor of Science (BSc) in Mathematics from the Aristotle University of Thessaloniki.

Christina Anagnostara is a member of our board of directors and a member of the Company’s Sustainability Committee. She has served as our Chief Financial Officer from November 17, 2008 until October 31, 2013. Since June 2022, Ms. Anagnostara is also a director in the board of directors of United. She has more than 27 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. Before joining the Company, she served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since June 2017 she is a Managing Director in the Investment Banking Division of AXIA Ventures Group and between 2014 and 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. From 2006 to 2008, she served as the CFO and Director of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group, she worked for Eurobank EFG and Ernst & Young. Ms. Anagnostara has studied Economics in Athens and is a Certified Chartered Accountant.

Elias Culucundis has been a member of our board of directors since our inception, he is the Chairman and a member of the Company’s Compensation and Nominating Committees and a member of the Company’s Audit Committee. Since 1999, Mr. Culucundis has been the President, Chief Executive Officer and Director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects. Additionally, from 1996 to 2000, he was a Director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers. During this time, Mr. Culucundis was also a Director of Point Clear Navigation Agency Ltd, a marine project company. From 1981 to 1995, Mr. Culucundis was a Director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical Director and eventually ascended to the position of Chief Executive Officer, overseeing a large fleet of Panamax, Aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of newbuildings. From 1971 to 1980, Mr. Culucundis was a Director and the Chief Executive Officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. In Off Shore Consultants Inc. he worked in Floating Production, Storage and Offloading vessel, or FPSO, design and construction and was responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell Plc. Seven FPSOs were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of their fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of the Hellenic National Committee of American Bureau of Shipping and he served in the Council of the Union of Greek Shipowners. Mr. Culucundis is a Fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

Dimitrios Anagnostopoulos has been a member of our board of directors since May 2009 and he is also the Chairman and a member of the Audit Committee and a member of the Company’s Compensation and Nominating Committees. Mr. Anagnostopoulos has over 50 years of experience in Shipping, Shipfinance and Bank Management. Mr. Anagnostopoulos obtained his BSc degree at the Athens University of Economics and Business. His career began in the 1970’s as Assistant Lecturer at the same University followed by four years with the Onassis Shipping Group in Monaco. Mr. Anagnostopoulos also held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, the Greyhound Corporation, and with ABN AMRO, where he spent nearly two decades with the bank, holding the positions of Senior Vice-President and Head of Shipping. From 2010 to 2023 he was a Board Member in the Aegean Baltic Bank. Since then, he remains an advisor to Aegean Baltic Bank’s management. In September 2023 he was elected Board Member of the NYSE-listed Dynagas LNG Partners LP. Mr. Anagnostopoulos has been a speaker and panelist in various shipping conferences in Europe, and a regular guest lecturer at the Bayes Business School (formerly known as Cass Business School) of City University in London, the Athens University of Economics and Business and the ALBA Graduate Business School. He is a member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping and an Associate Member of the Institute of Energy of South East Europe. In 2008 he was named by the Lloyd’s Organization as Shipping Financier of the Year.

Ioannis Kartsonas has been a member of our board of directors since May 2017 and he is the Chairman and a member of the Company’s Sustainability Committee. Mr. Kartsonas has also been a member of the board of directors of United since June 2022 and he is the Principal and Managing Partner of Breakwave Advisors LLC, the Commodity Trading Advisor (CTA) for the Breakwave Dry Bulk Shipping ETF (NYSE: BDRY) and the Breakwave Tanker Shipping ETF (NYSE: BWET). Mr. Kartsonas has been actively involved in finance and commodities trading since 2000. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm’s shipping and freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to this role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space, including the shipping industry. Prior to that, he was an Equity Analyst focusing on shipping and energy for Standard & Poor’s Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.

No family relationships exist among any of the directors and executive officers.

BOARD PRACTICES

Our directors do not have service contracts and do not receive any benefits upon termination of their directorships. The Board has an audit committee, a compensation committee, a nominating committee and a sustainability committee. The Board has adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Messrs. Dimitrios Anagnostopoulos and Elias Culucundis. The Board has determined that the members of the audit committee meet the applicable independence requirements of the SEC and the Nasdaq Stock Market Rules. The Board has determined that Mr. Dimitrios Anagnostopoulos is an “Audit Committee Financial Expert” under the SEC’s rules and the corporate governance rules of the Nasdaq Stock Market. The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee by Nasdaq and the SEC). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Compensation Committee

Our compensation committee consists of Messrs. Dimitrios Anagnostopoulos and Elias Culucundis, each of whom is an independent director. The compensation committee reviews and approves the compensation of our executive officers.

Nominating Committee

Our nominating committee consists of Messrs. Elias Culucundis and Dimitrios Anagnostopoulos, each of whom is an independent director. The nominating committee is responsible for recommending to the Board candidates for election to the Board.

Sustainability Committee

Our sustainability committee was established on December 19, 2022 and it consists of Mr. Ioannis Kartsonas and Ms. Christina Anagnostara, each of whom is an independent director. The sustainability committee promotes sustainability practices, guides, assists and supervises the Company in developing, articulating, and continuing to evolve, sustainability policies for the Company comprising environmental, social and governance matters. Additionally, it assesses the Company’s sustainability key risks and opportunities in relation to climate and environmental, social and governance aspects.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board consists of five directorships divided into three classes. As provided in the Company’s Restated Articles of Incorporation, as amended to date, each director is elected to serve for a three-year term and until such director’s successor is elected and has qualified.

The Board has nominated Mr. Stamatios Tsantanis and Mr. Elias Culucundis, each being a Class A Director, for re-election as directors whose term will expire at the 2028 Annual Meeting of Shareholders. Unless the proxy is marked to indicate that such authorization is expressly withheld, the person or persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the nominees unanimously recommended by the Board: Mr. Stamatios Tsantanis and Mr. Elias Culucundis. It is expected that the nominee(s) will be able to serve, but if before the election it develops that the nominee(s) are unavailable, the person or persons named in the accompanying proxy will vote for the election of such substitute(s) nominee(s) as the current Board may recommend.

Nominees for Election to the Board

Information concerning the nominees for directors of the Company is set forth below:

Name	Position	Director Since	Age
Stamatios Tsantanis	Class A Director	2012	53
Elias Culucundis	Class A Director	2008	82

Stamatios Tsantanis has been a member of our board of directors and our Chief Executive Officer since October 1, 2012. Under his leadership, the Company has grown into a prominent Capesize dry bulk company with a cargo carrying capacity of approximately 3.6 million dwt. In addition, Mr. Tsantanis has been the Chairman of our board of directors since October 1, 2013 and also served as our Interim Chief Financial Officer from November 1, 2013 until October 2, 2018. Mr. Tsantanis is also the founder, Chairman, Chief Executive Officer and a member of the board of directors of United, an international shipping company with a cargo carrying capacity of approximately 0.4 million dwt. Mr. Tsantanis has been actively involved in the shipping and finance industry since 1998 and has held senior management positions in prominent private and public shipping companies, as well as financial institutions. He holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. Mr. Tsantanis also serves in the board of directors of Breakwave Advisors LLC, the Commodity Trading Advisor (CTA) for the Breakwave Dry Bulk Shipping ETF (NYSE: BDRY) and the Breakwave Tanker Shipping ETF (NYSE: BWET) and is a fellow of the Institute of Chartered Shipbrokers. Mr. Tsantanis is a frequent speaker at major shipping conferences worldwide and also a regular guest lecturer at leading international academic institutions in the maritime sector.

Elias Culucundis has been a member of our board of directors since our inception, he is the Chairman and a member of the Company’s Compensation and Nominating Committees and a member of the Company’s Audit Committee. Since 1999, Mr. Culucundis has been the President, Chief Executive Officer and Director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects. Additionally, from 1996 to 2000, he was a Director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers. During this time, Mr. Culucundis was also a Director of Point Clear Navigation Agency Ltd, a marine project company. From 1981 to 1995, Mr. Culucundis was a Director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical Director and eventually ascended to the position of Chief Executive Officer, overseeing a large fleet of Panamax, Aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of newbuildings. From 1971 to 1980, Mr. Culucundis was a Director and the Chief Executive Officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. In Off Shore Consultants Inc. he worked in Floating Production, Storage and Offloading vessel, or FPSO, design and construction and was responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell Plc. Seven FPSOs were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of their fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of the Hellenic National Committee of American Bureau of Shipping and he served in the Council of the Union of Greek Shipowners. Mr. Culucundis is a Fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

Required Vote. Directors will be elected on a plurality basis, as provided under the Company’s Fourth Amended and Restated By-Laws. This means that the two (2) director nominees receiving the greatest number of votes cast “FOR” their election will be elected.

Effect of Abstentions and Broker Non-Votes. Abstentions, “WITHHOLD” votes and any broker non-votes will be counted for purposes of determining whether there is a quorum at the Meeting for this vote but will have no effect on the outcome of the vote other than resulting in the applicable nominee(s) receiving fewer votes cast “FOR” such nominee(s).

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE ELECTION OF ITS NOMINEES: MR. STAMATIOS TSANTANIS AND MR. ELIAS CULUCUNDIS.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the appointment of Deloitte Certified Public Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2025.

Deloitte Certified Public Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Adoption of Company Proposal 2 requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of the Shares entitled to vote thereon.

Effect of Abstentions and Broker Non-Votes. Abstentions and broker “non-votes” will not affect the vote on Proposal 2.

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A. TO SERVE AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

 Signature [PLEASE SIGN WITHIN BOX]  Date  Signature (Joint Owners)  Date  TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:  KEEP THIS PORTION FOR YOUR RECORDS  DETACH AND RETURN THIS PORTION ONLY  THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.  SEANERGY MARITIME HOLDINGS CORP. 154 VOULIAGMENIS AVENUE  16674 GLYFADA, GREECE  VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above  Use the Internet to transmit your voting instructions and for electronic delivery of information by 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.  ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS  If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.  VOTE BY PHONE - 1-800-690-6903  Use any touch-tone telephone to transmit your voting instructions by 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.  VOTE BY MAIL  Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.  2. To approve the appointment of Deloitte Certified Public Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2025; and  3. To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.  Note: Please sign exactly as name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.  For  Withhold  SEANERGY MARITIME HOLDINGS CORP.  The Board of Directors recommends a vote FOR the nominees listed in Proposal 1 and FOR Proposal 2.  1. Election of Directors *  Please indicate if you plan to attend this meeting.  Yes  No  V79863-Z91252  1a. Stamatios Tsantanis  1b. Elias Culucundis  * To elect two Class A Directors to serve until the 2028 Annual Meeting of Shareholders.  ! !  For Against Abstain  ! ! !  !  !  !  !  SCAN TO  VIEW MATERIALS & VOTE  I>

 V79864-Z91252  THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS OF SEANERGY MARITIME HOLDINGS CORP.  TO BE HELD ON OCTOBER 30, 2025  Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:  The Notice and Proxy Statement, Annual Report and CEO Letter are available at www.proxyvote.com.  If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Mackenzie Partners, at  U.S. & Canada Toll-Free: 1-800-322-2885 Greece Toll-Free: 1-800-000-0260  Elsewhere Call Collect (toll): 1-212-929-5500 Or  Email: Seanergy@MacKenziePartners.com  PROXY  THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS  OF SEANERGY MARITIME HOLDINGS CORP.  The undersigned hereby revokes all previous proxies relating to the shares covered hereby and acknowledges receipt of the notice and proxy statement relating to the Annual Meeting of Shareholders, the terms of which are incorporated herein by reference.  The undersigned hereby appoints Mr. Stavros Gyftakis and Ms. Theodora Mitropetrou, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of Seanergy Maritime Holdings Corp.’s common or preferred stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of the Shareholders of Seanergy Maritime Holdings Corp. to be held on October 30, 2025 or any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the meeting.  WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS SET FORTH HEREIN AS DIRECTED BY THE SHAREHOLDER, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” THE PROPOSALS.  (Continued, and to be marked, dated and signed, on the other side)  ▼  ▼  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED